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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
Amendment #1

FLAMEL TECHNOLOGIES S.A.

(Name of Issuer)

Ordinary Shares, nominal value 0.122 Euros per share, represented by
American Depositary Shares (as evidenced by American Depositary Receipts)

(Title of Class of Securities)

338488109

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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13G
CUSIP No. 338488109			13-3886851

1.	Name of Reporting Person: Greenlight Capital, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 13-3886851

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 813,608

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 813,608

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 813,608

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 3.4%**

12.	Type of Reporting Person:* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4(b).

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13G
CUSIP No. 338488109			13-3871632

1.	Name of Reporting Person: Greenlight Capital, Inc.		I.R.S. Identification Nos. of above persons (entities only): 13-3871632

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 897,902

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 897,902

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 897,902

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 3.7%**

12.	Type of Reporting Person:* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4(b).

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13G
CUSIP No. 338488109			20-1365209

1.	Name of Reporting Person: DME Advisors, L.P.		I.R.S. Identification Nos. of above persons (entities only): 20-1365209

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 175,498

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 175,498

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 175,498

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 0.7%**

12.	Type of Reporting Person:* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4(b).

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13G
CUSIP No. 338488109

1.	Name of Reporting Person: David Einhorn		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,887,008

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,887,008

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,887,008

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 7.8%**

12.	Type of Reporting Person:* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4(b).

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AMENDMENT NO. 1 TO SCHEDULE 13G

This Amendment No. 1 (this “Amendment”) to the Schedule 13G (the “Schedule 13G”), as filed with the Securities and Exchange Commission (the “SEC”) on July 18, 2005, is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc”), DME Advisors, L.P., a Delaware limited partnership (“Advisors,” and together with Greenlight LLC and Greenlight Inc, “Greenlight”), DME Advisors GP, LLC, a Delaware limited liability company that serves as general partner to Advisors, and Mr. David Einhorn, principal of Greenlight (collectively with Greenlight, the “Reporting Persons”).

 This Amendment to Schedule 13G relates to the Ordinary Shares, nominal value 0.122 Euros per share, represented by American Depository Shares, as evidenced by American Depositary Receipts (the “Ordinary Shares”), of Flamel Technologies S.A., a societe anonyme organized under the laws of the Republic of France, purchased by Greenlight for the account of (i) Greenlight Capital, L.P. (“Greenlight Fund”), of which Greenlight LLC is the general partner, (ii) Greenlight Capital Qualified, L.P. (“Greenlight Qualified”), of which Greenlight LLC is the general partner, (iii) Greenlight Capital Offshore, Ltd. (“Greenlight Offshore”), for which Greenlight Inc acts as investment advisor, and (iv) the managed account for which Advisors acts as investment manager.

This Amendment is being filed to amend and restate Item 4 as follows:

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Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:
As of December 31, 2007, each of the Reporting Persons may be deemed to be the beneficial owner of the following number of shares of Ordinary Shares:
i)	Greenlight LLC may be deemed the beneficial owner of 813,608 Ordinary Shares held for the account of Greenlight Fund and Greenlight Qualified.

ii)	Greenlight Inc may be deemed the beneficial owner of 897,902 Ordinary Shares held for the account of Greenlight Offshore.

iii)	Advisors may be deemed the beneficial owner of 175,498 Ordinary Shares held for the account of the managed account for which Advisors acts as investment manager.

iv)	Mr. Einhorn may be deemed the beneficial owner of 1,887,008 Ordinary Shares. This number consists of: (A) 813,608 Ordinary Shares held for the account of Greenlight Fund and Greenlight Qualified, (B) 897,902 Ordinary Shares held for the account of Greenlight Offshore, and (C) 175,498 Ordinary Shares held for the account of the managed account for which Advisors acts as investment manager.
The filing of this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the shares of Ordinary Shares owned by Greenlight Fund, Greenlight Qualified, Greenlight Offshore or any managed account managed by Advisors. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.

Item 4 (b)	Percent of Class:
The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person. The denominator for determining the percentage of shares of Ordinary Shares held by each of the Reporting Persons was 24,041,590, which is the number of shares of Ordinary Shares outstanding as of December 31, 2006, as reported in the Form 20-F/A filed on September 21, 2007 with the Securities and Exchange Commission.

Item 4 (c)	Number of shares as to which each such person has voting and dispositive power:
The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2008

GREENLIGHT CAPITAL, L.L.C.

By:		/s/ DANIEL ROITMAN

Name: Daniel Roitman
Title: Chief Operating Officer

GREENLIGHT CAPITAL, INC.

By:		/s/ DANIEL ROITMAN

Name: Daniel Roitman
Title: Chief Operating Officer

DME ADVISORS, L.P.

By:		DME Advisors GP, L.L.C., its general partner

	By:	/s/ DANIEL ROITMAN

Name: Daniel Roitman
Title: Chief Operating Officer

/s/ DANIEL ROITMAN

Daniel Roitman, on behalf of David Einhorn
The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13G on David Einhorn’s behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005, by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A. is hereby incorporated by reference.

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